Exhibit 99.2

To All Employees

WHY DOES BRP INC. HAVE A CODE OF ETHICS?

BRP Inc. (the “Company”) is a legal entity that by necessity acts through its directors, officers, employees and representatives, which number in the thousands. Each of you has a personal ethical code. This is the Company’s personal ethical code. It states the principles of integrity and standards of ethical behavior that we expect from each of its directors, officers, employees and representatives.

A personal ethical code is different from a commitment to follow the law or a list of do’s and don’ts. A personal ethical code guides you when the law is not clear or when there is no law. This Code of Ethics is the Company’s written announcement of the behaviors it expects of its employees and the principles it expects its employees to promote when they act for or are associated with the Company.

This Company was founded more than sixty years ago and will be around for generations to come. Each of us is a trustee of its assets and brands, with an obligation to deliver them intact to the next generation of employees, customers, suppliers, shareholders, and communities.

One of the Company’s most important assets is its reputation. We have seen in recent years that a small number of unethical employees can lead to the destruction of an entire company, the loss of thousands of jobs, and cast a cloud over its employees, just by ruining its reputation. We think that when we hired you, you shared with us the principles you see in this Code of Ethics. Live by them, and demand that your colleagues live by them as well.

José Boisjoli

Chair of the Board of Directors, President and Chief Executive Officer

CODE OF ETHICS

1.	INTRODUCTION

The Board of Directors (the “Board”) of BRP Inc. (the “Company”) has determined that, the Company should formalize its commitment to conducting its business and affairs in accordance with high ethical standards by enacting this Code of Ethics (the “Code”).

2.	GENERAL PRINCIPLES

The Company is committed to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards. This Code provides a set of ethical standards to guide each director, officer, employee and representative of the Company and its subsidiaries (referred to herein as “Employees”) in the conduct of their business and constitutes conditions of employment with the Company. This Code provides an overview of the Company’s expectations for its Employees and is supplemented by other current policies adopted by the Company and those other polices that may be adopted by the Company from time to time.

3.	COMPLIANCE WITH LAWS

The Company expects its Employees to comply with all applicable laws, rules and regulations, including (but by no means limited to) those regarding labor and employment practices, privacy, human rights, consumer protection, advertising, environment, health and safety, financial disclosure, tax, securities, insider trading, stock exchange rules, competition and trade, political contributions, government contracting, corruption of public officials, and intellectual property. The Company will seek to comply with all applicable securities laws and regulations to ensure that material business information which is not generally available to the public (“inside information”) is disclosed in accordance with the law. This includes implementation of policies and procedures by the Company to protect against the improper use or disclosure of inside information, including improper trading of securities while in possession of inside information.

4.	ETHICAL RELATIONSHIPS WITH OTHERS

Employees should treat their colleagues, the Company’s shareholders, customers, suppliers, competitors, the governments and the communities in which they operate fairly and respectfully, lawfully and ethically, with honesty and integrity, in a manner consistent with long-term relationships. Employees should do what they say they will do, when they say they will do it. Discrimination, harassment or the use of inappropriate language will not be tolerated. Additionally, the Company prohibits inappropriate or unwelcome conduct of a sexual nature, verbal, physical or visual, in the workplace. This Code is designed to promote integrity and to deter wrongdoing.

5.	GOOD AMBASSADORSHIP

All Employees are ambassadors of the Company in both their business and personal lives. While the Company supports the freedom of the individual to pursue life in his or her own way outside of business hours, Employees are encouraged to act in a manner which upholds their good reputation and that of the Company. Employees shall represent the Company in a professional manner at all times. Neither the reputation nor the image of the Company shall be jeopardized at any time. The behavior of all Employees is seen to reflect that of the Company, so all actions must reflect the policies of the Company.

6.	COMMUNICATIONS WITH MEDIA

The Company’s credibility and reputation in the community are vital to its business success. news media and investment community publicity can directly impact the Company’s reputation. It is the Company’s policy to provide timely, accurate and complete information in response to public requests (media, analysts, etc.), consistent with the Company’s obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive data. The Company has designated certain officials as spokespersons.    Only such designated spokespersons are authorized to disclose information about the Company in response to outside requests

7.	CORRUPT PRACTICES

Employees cannot accept (or conduct) a bribe, kickback or facilitate direct payment to themselves. This includes giving or receiving cash, cash equivalents or anything of value that is provided in return for favorable action. This applies to transactions with a foreign or domestic government official, agent, associate, company or contractor.

8.	ACCOUNTING AND DISCLOSURE PRACTICES

The Company prohibits the use of corporate funds or property for illegal, unethical or other improper purposes. The Company requires full, fair, accurate, timely and understandable recording and reporting of financial information in accordance with applicable accounting requirements. No undisclosed or unrecorded account or fund shall be established for any purpose. No false, misleading entries or improper accounting practices shall be made in the Company’s books or records for any reason.

No disbursement of Company funds or property shall be made without adequate supporting documentation and approvals.

No transaction or payment shall be made with the intention that the transaction or payment be other than as documented.

The Company’s public disclosures of business information and periodic reports and filings with government regulators shall be full, fair, accurate, timely, and understandable, with no material omissions.

9.	CORPORATE OPPORTUNITIES

The benefit of any business venture, opportunity or potential opportunity resulting from each Employee’s employment with the Company should not be appropriated for any improper personal advantage. As Employees a duty is owed to the Company to advance its legitimate interests when the opportunity to do so arises.

10.	USE OF ASSETS FOR ILLEGAL OR UNETHICAL PURPOSES

The funds or assets of the Company shall never be used for any purpose that violates an applicable law or regulation. It is the Company’s policy to protect its assets and promote their efficient use for legitimate business purposes. This requires proper documentation (which is timely, accurate and complete) and appropriate use of discretion. The Company’s assets should not be wasted through carelessness or neglect nor appropriated for improper use. Proper discretion and restraint should always govern the personal use of the Company’s assets.

No money, goods or services shall be provided, directly or indirectly, to a person in a position of trust, such as a government or corporate official, to induce him to violate his duty or to obtain favorable treatment for the Company.

11.	CONFLICTS OF INTERESTS[1]

The Company’s best interests must be paramount in all of our dealings with customers, suppliers, competitors, existing and potential business partners and other representatives.

Employees should not have a personal interest –such as a financial investment in or ownership of a supplier, customer or competitor – that could conflict, or appear to conflict, with the discharge of their duties.

Employees should not be involved in employment or activities outside the Company which might reduce, or appear to reduce, their ability to give the Company impartial or disinterested service.

A conflict of interest exists where an Employee’s personal interests interfere with his or her ability to act in the best interests of the Company. Conflicts of interests may exist in any situation where your ability to act objectively, or in the best interests of the Company, are influenced. These include the receipt of improper material personal benefits by Employees or families and friends of Employees, as a result of such Employee’s position with the Company, including entering into any transaction or agreements in which such an Employee has a material interest.

Employees shall disclose to a member of the Human Resources or Legal departments:

•	any personal interest or financial investment in a supplier, customer or competitor,

•	all outside employment, and

[1]	In this section of the Code, the word “Employees” includes members of an Employee’s family.

•	any other activities that might appear to reduce their ability to give the Company impartial service.

Members of the Board shall disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee of the Board on which they serve. A member of the Board who has a material personal interest in a matter before the Board or any committee of the Board on which he or she serves is required to disclose such interest as soon as the member of the Board becomes aware of it. In situations where a member of the Board has a material interest in a matter to be considered by the Board or a committee of the Board, such member of the Board may be required to absent himself or herself from the meeting while discussions, and voting, with respect to the matter taking place.

12.	ACCEPTANCE OF GIFTS

Employees should not receive gifts, favors, meals or entertainment from current or potential Company suppliers or customers if these might improperly influence the Employee’s judgment, or even appear to do so. As a general guideline, an Employee may accept infrequent meals or entertainment which are not excessive, and for proper business purposes and not personal purposes or inexpensive gifts having a value of less than $100 so long as they do not create the appearance of impropriety. Loans or gifts of money are never acceptable. In some departments or business units, more restrictive standards concerning gifts, favors, meals or entertainment may apply. Employees must not accept any gift, favor, meal or entertainment that violates those standards.

13.	EQUAL EMPLOYMENT OPPORTUNITY

The Company is committed to providing a work environment that enables all Employees to be recruited, and to pursue their careers, free from any form of unwarranted discrimination and commits to offer equal employment opportunities without regard to any distinctions based on age, gender, sexual orientation, disability, race, religion, citizenship, marital status, family situation, country of origin or other factors, in accordance with the laws and regulations of each country in which it does business.

14.	CONFIDENTIAL INFORMATION

Information is a key asset of the Company. The Company’s information, written or oral, belongs to the Company. Employees shall keep secret and shall neither disclose to any third party nor use for non-Company purposes any information that the Company has designated as “Confidential.” This applies as well to the confidential information of any other person or entity with which the Company does business.

Confidential information includes employee and customer personal information, sales, financial information and strategies, marketing information and strategies, research and development activities.

15.	COMPETITION

The Company and Employees must never employ unethical or illegal practices to collect competitive intelligence. The Company must guard against price-fixing or arranged market segmentation and monopolistic behavior that aims to reduce competition.

16.	HEALTH, SAFETY AND ENVIRONMENT

The Company considers the protection of health, safety, and environment a fundamental corporate social responsibility and a value that governs all of its activities. Employees should refer to the Company’s Health, Safety and Environment Policy for more details regarding their responsibilities in this area.

17.	POLITICAL ACTIVITY

Employees may, subject to applicable laws, engage in legitimate political activity, as long as it is carried out on their own time and without using the Company’s property. Employees may seek election or other political office, but must notify their supervisor to discuss the impact that such involvement may have on the Employee’s duties. Employees may express their views on public or community issues of importance but it must be clear at all times that the views expressed are not those of the Company.

The Company and the Employees abide by all laws and regulations governing political contributions in every jurisdiction where the Company does business.

18.	ALCOHOL AND DRUGS

The use of alcohol or legal drugs (prescribed or un-prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the Company’s workplace. Employees shall not enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance.

The Company thus undertakes to maintain a workplace free of drugs and alcohol and to apply zero tolerance for this purpose.

19.	COMMUNICATION OF THIS CODE

Copies of this Code are made available to all persons bound by it, either directly or by posting of the Code on the Company intranet site. This Code will also be made available on SEDAR at www.sedar.com. All persons or entities bound by the Code shall be informed whenever significant changes are made.

20.	REPORTING SUSPECTED NON-COMPLIANCE

Employees who have information about non-compliant behavior of the Company or of any Employee under this Code or any government laws, rules or regulations should bring it to the attention of their supervisor or to the Senior Vice-President, General Counsel and Public Affairs, or submit an anonymous report as provided below. Information as to suspected improper accounting or auditing matters may also be reported anonymously to any member of the audit committee. Employees are required to come forward with any such information, without regard to the identity or position of the suspected offender. The Company will treat the information in a confidential manner and will seek to ensure that no acts of retribution or retaliation will be taken against anyone for making a good faith report.

Because failure to report criminal activity can itself be understood to condone the crime, the Company emphasizes the importance of reporting. Failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report.

Information about known or suspected violations of this Code or of any governmental laws, rules, or regulations by any Employee should be reported promptly and may be reported to the Employee’s immediate supervisor, or a member of the Human Resources or Legal department.

•

Employees may report anonymously any known or suspected violations of the Code, of any governmental laws, rules or regulations, or of questionable financial reporting by web-based form located at www.brp.ethicspoint.com.

Employees will remain anonymous and will not be required to reveal their identity.

Retaliation in any form against an Employee who reports a violation of this Code or of law, rule, or regulation, even if the report is mistaken (provided it was made in good faith) or who assists in the investigation of a reported violation, is itself a serious violation of this Code. Acts or threats of retaliation should be reported immediately and will be disciplined appropriately.

21.	EMPLOYEE RESPONSIBILITIES REGARDING THIS CODE OF ETHICS

Acknowledgement and Acceptance. This Code applies to all directors, officers, Employees and representatives, each of which will be required to certify his or her acknowledgement and acceptance of it upon, and periodically during, his or her employment or engagement.

Violations. Failure to comply with the principles enunciated in the Code will result in appropriate sanctions, up to and including termination of employment. Employees that engage in theft, fraud, bribery, illegal behavior or a material conflict of interest will be terminated immediately for cause. In addition, Employees and service providers may be subject to legal action including criminal or civil liability.

Reporting of Violations. The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behavior. The Company will ensure compliance with the Code and applicable laws. Each Employee is personally responsible to bring violations of the Code to the attention of management or the Board of Directors, as described in the Company policy entitled “Complaints of Illegal or Unethical Conduct.”

Waivers. Waiver of all or part of the Code, such as for potential conflicts of interests, shall be granted only in exceptional circumstances and then only by the Board in writing. Waivers granted to directors or executive officers may only be granted by the Board and shall be publicly disclosed as required by law.

22.	REVIEW OF CODE

The Nominating, Governance and Social Responsibility Committee shall review and evaluate this Code from time to time as it may determine whether this Code is effective in ensuring that the Company’s business and affairs are conducted with honesty, integrity and in accordance with high ethical and legal standards and make recommendations to the Board.